arbe

Radar Revolution. Delivered.

Driving the Radar Revolution

Dec 7, 2021

Kobi Marenko, CEO


The Road Ahead for Imaging Radar
Investor & Analyst Day

Disclaimer

Introduction

Use This presentation is for information purposes only and has been prepared by Arbe Robotics Ltd. to provide interested parties with information concerning Arbe. Arbe expressly disclaims, any representation or warranty, express or implied, as to the reasonableness of the assumptions made in this presentation or the accuracy or completeness or the information, including any projections, contained in this Presentation. This presentation is neither an offer to sell or purchase, nor a solicitation of an offer to sell, buy or subscribe for any securities.

Use of Non-GAAP Financial Measures

This presentation contains financial information calculated other than in accordance with U.S. Generally Accepted Accounting Principles ("GAAP"). The non-GAAP measure presented by the Company is not a measure of financial performance in accordance with GAAP and may exclude items that are significant in understanding and assessing the Company's financial results. Therefore, this measures should not be considered in isolation or as an alternative to net loss, cash flows from operations or other measures of profitability, liquidity or performance under GAAP. Arbe's presentation of this measure may not be comparable to similarly-titled measures used by other companies. This non-GAAP financial measure is subject to inherent limitations as they reflect the exercise of judgments by management about which expense and income are excluded or included in determining this non-GAAP financial measures and should be considered in addition to, and not as a substitute for, comparable GAAP measures, including net loss. The non-GAAP measure used in this presentation is Adjusted EBITDA, which add backs to the net loss equity-based expenses and financial expenses.

Forward-Looking Statements

This presentation contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Such statements include information regarding Arbe's current beliefs, plans and expectations, including, without limitation, Arbe's belief that it will continue to be able to execute strongly on its business plan. Words such as "believe," "anticipate," "estimate," "expect," "project," "intend," "plan," "forecast," "goal," "could," "would," "should," "if," "may," "might," "future," "target," "trend," "seek to," "will continue," "predict," "likely," "in the event," "potential" and variations of any such words or similar expressions are indicate forward-looking statements.
Forward-looking statements are made on the basis of management's current views and assumptions and are not guarantees of future performance. Forward-looking statements are inherently subject to risks and uncertainties that could cause actual results, and actual events that occur, to differ materially from results contemplated by the forward-looking statements. These risks and uncertainties include, but are not limited to: (i) unanticipated delays or difficulties in connection with the evaluation of Arbe's products in evaluation and test programs; (ii) the success of road pilot programs for Arbe's products, (iii) Arbe's ability to develop significant revenue as a result of the test programs involving its radar system; (iv) Arbe's ability to leverage its existing relationships and secure test programs and orders resulting from the test programs; (v) Arbe's ability to meet its projected revenue level and its ability to operate profitably; (vi) Arbe's expectation that it will be engaging with Tier 1 suppliers and OEMs which would be building the radars based on its Chipset solution, eliminating expenses associated with system completion, requirement for undertaking significant capital expenditures associated with developing mass production manufacturing and the expenses of operating any such manufacturing capability;

Disclaimer (cont'd)

(vii) Arbe's expectation that radars are crucial to the automotive industry and will be deployed in nearly all new vehicles as a long range, cost-effective sensor with the fewest environmental limitations; (viii) Arbe's belief that the Arbe Radar Chipset heralds a breakthrough in radar technology that will enable Tier 1 manufacturers and OEMs to replace the current radars with an advanced solution that meets the safety requirements of Euro-NCAP and NHTSA for autonomous vehicles at all levels of autonomous driving; (ix) Arbe's ability to develop or have access to the latest developments relating to radar and autonomous driving vehicles; (x) Arbe's ability to have products manufactured for it by third parties that meet Arbe's and its customers quality standards and delivery requirements; (xi) Arbe's ability to attract and retain highly skilled personnel and senior management, including research and development, sales and marketing personnel; (xii) Arbe's ability to obtain funding when required through debt and equity financings; (xiii) the effect of inflation and supply chain problems on Arbe's business, including Arbe's ability to obtain semiconductor products when needed and at a reasonable price; (xiv) Arbe's ability to develop and market products based on its radar technology for uses outside of the automotive industry; (xv) accidents or bad press resulting from accidents involving autonomous driving vehicles, even those using radar products from other companies or based on other technology and the effect of any accidents with vehicles using Arbe's radar system; (xvi) the failure of the markets for Arbe's current or new technologies and products to materialize to the extent or at the rate that Arbe expects; (xvii) unexpected delays or difficulties related to the development of Arbe's technologies and products; (xviii) the effect of laws and changes in laws that have an effect on the market for or the requirement for autonomous vehicles; (xix) the effect of COVID-19 and any new variants or any pandemics or multinational epidemics and actions taken by governments and industry to address the effects of the pandemic and the corresponding macroeconomic uncertainty; (xvii) risks related to the potential impact of new accounting standards on Arbe's financial position, results of operations or cash flows; (xx) changes or inaccuracies in market projections; (xxi) changes in Arbe's business strategy; and (xxii) the risk and uncertainties described in "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Cautionary Note Regarding Forward-Looking Statements" and the additional risks described in Arbe's prospectus dated November 2, 2021 which which was filed filed by Arbe with the Securities and Exchange Commission on November 4, 2021, as well as the other documents filed by Arbe with the SEC. Arbe undertakes no duty to revise or update publicly any forward-looking statement for any reason, except as otherwise required by law.

Arbe: First Mover & Market Leader in 4D Imaging Radar

arbe

World's First

Ultra high resolution radar solution

Proprietary chipset

Perception radar software

Paving the way for an autonomous future

Arbe Today

Founded in 2015

team members 115

R&D 80%

Nasdaq listed ARBE

Mission: From safe roads to autonomous driving

30 Strategic Relationships with Global Tier 1s and Auto / Industrial OEMs

$312M In 2025 Projected Revenue

$2.8B in 2025E Projected Order Book

$11B in 2025E Projected Automotive Radar TAM

Imaging Radar: Grabbing Industry's Attention

arbe



Sensor Design Focus
Radar
Newer sensor technology
Time

2005
Radar holds huge technological promise

Old gen declined due to tech limitations

Development focused on newer sensor technologies

2022
New ultra-high res imaging tech moves radar back to sensor suite lead

Industry Leadership: Imaging Radar Technology


Perception
4
3
2
1
0
Affordable
All Weather & Lighting
Doppler
4D Imaging
Field of view
Stationary Object Detection
False Alarms Elimination
Arbe's 4D Imaging Radar
Traditional Radar



arbe

Introducing the
Perception Imaging Radar

Sustainable Advantage:

- Arbe's proprietary chipset
- Leveraging the most advance silicon process
- The first dedicated automotive radar processor on a chip

Industry Leadership: Customers Choice

arbe

Current Customers

BAIC
OEM

autox
RoboTaxi

HYUNDAI MOBIS
Pilot Program

TOP 10 OEM
AI-based radar tech for perception

TOP 5 OEM
Pre-production

2022 Target

Win 8 out of 20 projects currently in evaluation



Industry Leadership: Tier 1 Relationships

arbe

Design-in

Tier 1s Developing and Shipping
Arbe-based Automotive Radar Systems

Valeo Top ADAS tier 1	qamcom Non-automotive
WEIFU Shipping samples, Production ready by Q4 22	经纬恒润 JINGWEI HIRAIN Won an OEM deal with BAIC

Short listed

Top Tier 1s in the US and Europe

4 out of 5



Path to Production: Guaranteed Capacity

arbe

GlobalFoundries

Latest 4D Imaging Radar technology

Experienced Multi-billion Global semiconductor foundry



GlobalFoundries will

- Qualify and characterize
- Guaranty AEC-Q100 qualification
- Lead production line
- Fully own final chip testing
- Manage chipset supply chain

Guaranteed supply and committed availability

The Path to Production: Production Readiness

arbe



Chip Production
China System Production
Europe & USA System Production
Q2 2022
Q3 2022
Q4 2022
Q1 2023
Q2 2023
Q3 2023
Q4 2023

Based on current estimations

The Path to Production: Q3 Financial Results

arbe

Revenue ($M)


0.14
1.73
Q1-Q3 2020
Q1-Q3 2021

OpEx ($M)


3.36
8.49
2.89
0.19
0.29
7.43
0.39
0.67
Q3 2020
Q3 2021
R&D
S&M
G&A

Adjusted EBITDA ($M)*


-0.44
-0.27
-0.33
-0.37
-0.41
-0.64
-0.8
Q1.20**
Q2.20
Q3.20
Q4.20
Q1.21
Q2.21
Q3.21

- Adjusted EBITDA excludes non-GAAP adjustments for share-based compensation. As fully detailed in the Q3 results PR press release

** Pre COVID19



FROST & SULLIVAN

FUTURE OF AUTOMOTIVE AUTONOMY

AUTOMOTIVE 4D RADAR TO BE AN INTEGRAL COMPONENT OF VEHICLE AUTONOMY

PRESENTATION FOR ARBE ROBOTICS

December 2021

Jabez Mendelson: Industry Manager,
TechVision – Frost & Sullivan

The Growth Pipeline™ Company
Powering Clients to a future shaped by growth

VEHICLES BY LEVELS OF AUTONOMY

L2 AND L3 LEVELS WILL SEE EXPONENTIAL GROWTH IN THE AV SPACE

Registered Vehicles by Autonomous Driving Levels, Global, 2020–2035



100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
2020
2021
2022
2023
2024
2025
2026
2027
2028
2029
2030
2031
2032
2033
2034
2035
Level 5
Level 4
Level 3
Level 2
Level 1
Level 0

RISE OF SENSOR REQUIREMENTS WITH FUNCTIONALITIES BY LEVELS OF AUTONOMY

Next-generation Sensors: Functionality by Level of Autonomy, NA and Europe, 2020–2030

Functionality by level of autonomy / Sensors	L1: Feet off	L2: Hands off	L3: Eyes off	L4: Mind off	L5: Passenger
	Forward facing, blind spot and reverse parking aid	All round blind spot and parking aid	360 degree vision and long-range redundancy for highway pilot	All round vision based redundancy for city pilot and automated valet parking	Full autonomy
Long-range Radar (LRR)	1	1	1–2	1–2	1–2
Short-/Medium-range Radar (SRR/MRR)	2	2–4	4–5	5–7	5–7
Forward Camera Mono/Stereo/Trifocal	1	1	1	1–2	1–2
Surround Camera	–	–	1	1	1
LiDAR	–	–	1	2–4	4
Dead Reckoning	–	–	1	1	1

Source: Frost & Sullivan report titled "Next-generation Perception Sensors for Autonomous Driving in North America and Europe, Forecast to 2030"

KEY SENSOR TECHNOLOGIES IMPACTING THE AUTOMOTIVE INDUSTRY

Emerging sensor technologies influencing the development of connected and autonomous vehicles



	Camera	LiDAR	2D Radar	4D Imaging Radar
Price	X	X	✓	✓
HD Mapping	✓	✓	X	✓
User privacy	X	✓	✓	✓
Object Classification	✓	✓	X	✓
Weather and light impact	X	X	✓	✓

4D RADAR – AN OVERVIEW AND OPPORTUNITIES IN THE AUTOMOTIVE INDUSTRY


WHAT IS 4D RADAR?
4D imaging radar use the concept of echolocation and time of flight to perform 3D space mapping and to image in the time scale of a mobile autonomous vehicle or drone which will help overcome the difficulty in detecting small objects such as bicycles or a lamp post.
EVOLVING ROLE OF AUTOMOTIVE RADAR TOWARDS 360 DEGREE 4D IMAGING RADAR
Detecting other vehicles and pedestrians
4-dimensional picture of the road scene
Detecting pedestrians and bicycles
360 Degree View
High resolution view, detects pets and hollows on roads
Precise environmental map

Source: Frost & Sullivan

SALES FORECAST TO 2030—RADAR

4D IMAGING RADARS WILL COMPETE WITH FORWARD-FACING LIDAR

Radar technology: Percent sales forecast by radar sensor type and level of autonomy, NA and Europe, 2020–2030



100%
80%
60%
40%
20%
0%
Sales
SRR/MRR
LRR
3D/4D Radar
2020
2021
2022
2023
2024
2025
2026
2027
2028
2029
2030
L5
L4
L3
L2
L1
L0

	Unit Sales in 2020		Unit Sales in 2024			Unit Sales in 2028			Unit Sales in 2030		
	SRR/MRR	LRR	SRR/MRR	LRR	3D/4D Radar	SRR/MRR	LRR	3D/4D Radar	SRR/MRR	LRR	3D/4D Radar
L0	95,350,000	–	57,890,000	–	–	3,930,000	–	–	–	–	–
L1	82,760,000	41,380,000	112,850,000	53,600,000	2,820,000	139,340,000	62,700,000	6,970,000	125,990,000	53,550,000	9,450,000
L2	1,800,000	900,000	18,640,000	8,860,000	470,000	37,290,000	16,780,000	1,860,000	51,030,000	21,690,000	3,830,000
L3	–	–	3,090,000	1,470,000	80,000	10,810,000	4,860,000	540,000	10,290,000	4,370,000	770,000
L4	–	–	9,210,000	4,370,000	230,000	41,580,000	18,710,000	2,080,000	62,070,000	26,380,000	4,660,000
L5	–	–	–	–	–	–	–	–	–	–	–

Key: 3D/4D Radar forecasted from 2024. Part of LRR will also merge with 3D/4D Radar split

Note: All figures are rounded. The base year is 2020. Source: Frost & Sullivan report titled "Next-generation Perception Sensors for Autonomous Driving in North America and Europe, Forecast to 2030"

FACTORS IN FAVOR OF TECHNOLOGY ADVANCEMENT IN AUTOMOTIVE INDUSTRY

AV Regulations: Overview of Regulations, Global, 2020–2025



STRONG TAILWINDS OF MASSIVE INVESTMENT

Technology developers, automotive OEMs and Government / Federal funds are investing heavily in autonomous vehicle infrastructure

RADAR DEMAND ON GROWTH TRAJECTORY

Demand for 4D Imaging Radar growing on the back of these mega-trends

TECH BECOMING MAINSTREAM

Technologies enabling autonomous and connected vehicles growing
at a rapid pace

AUTOMOTIVE CAPEX RESTORATION

Automotive reforms & emerging technologies boosting confidence and spending in the sector

FUTURE OF AUTOMOTIVE- GROWTH OPPORTUNITIES



Diverging Market to Create Opportunities for Technology Companies

Novel Business Models to Expand Automotive Revenue Pools

New Dimensions in Passenger Transportation to Revolutionize Travel

FROST & SULLIVAN'S 2021 AWARD: EUROPEAN 4D IMAGING RADAR IN AUTONOMOUS VEHICLES INDUSTRY – EXCELLENCE IN BEST PRACTICES



"Frost & Sullivan's research finds competing 4-D radar vendors struggle to provide the high resolution, long-range, and accuracy achieved by Arbe Robotics' technology, as well as the optimized power consumption and a number of channels provided."

– Samantha Fisher, Research Analyst

"The company's radar detects up to 450 objects (stationary or moving) in various weather and lighting conditions, which results in improved safety for pedestrians and others. It also offers near-zero false alarms and false-negative rates for low radar cross-section targets such as vulnerable road users. "

– Samantha Fisher, Research Analyst